Exhibit 99.1

JUST ENERGY GROUP INC.

MATERIAL CHANGE REPORT
(Form 51-102F3)

1. Name and Address of Company:

Just Energy Group Inc. (“Just Energy”)
6345 Dixie Road, Suite 200
Mississauga, Ontario
L5T 2E6

2. Date of Material Change:

March 17, 2017

3. News Release:

A news release regarding the material change was disseminated by Just Energy over Marketwired on March 15, 2017.

4. Summary of Material Change:

Just Energy announced it had filed and cleared normal course issuer bids (“NCIBs”) with the Toronto Stock Exchange (the “TSX”) for its 5.75% Convertible Debentures (renewal) and its Common Shares (renewal).  The TSX accepted the NCIBs on March 9, 2017.

5. Full Description of Material Change:

5.1 Full Description of Material Change
Just Energy believes that the Debentures and Common Shares may trade in a range that may not fully reflect their value.  As a result, Just Energy believes that the purchase of the Debentures and Common Shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds.  In addition, purchases under each of the NCIBs may increase the liquidity of the Debentures and Common Shares and will enable Just Energy to deleverage its balance sheet.
Just Energy was entitled to commence purchasing its Debentures and Common  Shares on March 17, 2017 and may continue to purchase up to a maximum of (a) 9,655,649 Shares and (b) $9,999,100 Debentures, in the aggregate, to March 16, 2018. Each of the NCIBs terminates on March 16, 2018.  All Debentures and Common Shares purchased pursuant to the NCIBs will be cancelled.

5.2 Disclosure of Restructuring Transactions
Not Applicable.
6. Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

Not Applicable.

8. Executive Officer:

For further information, please contact Patrick McCullough, Chief Financial Officer at (713) 933-0895.

9.  Date of Report: March 17, 2017